Exhibit 12

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months Ended September 30, 2006		Years Ended December 31,
			2005		2004	2003	2002	2001
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$(72,369)		$(144,289)		$399,536	$225,165	$42,229	$(18,457)

Distributed income of equity investees	4,266		32,334		2,141	553	14,089	10,747

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	446,909		546,313		164,156	68,995	2,073	1,083
Rentals: Equipment and office rent expense—33.33%	5,314		6,057		2,798	1,719	1,692	1,657

Total fixed charges	$452,223		$552,370		$166,954	$70,714	$3,765	$2,740

Pre-tax income (loss) from continuing operations before adjustments for income or loss from equity investees plus fixed charges and distributed income of equity investees	$384,120		$440,415		$568,631	$296,432	$60,083	$(4,970)

Ratio of earnings to fixed charges		(A)		(A)	3.4	4.2	16.0	(A)

(A)	Due to the company’s losses in 2006, 2005 and 2001, the ratio coverage for these years was less than 1:1. The company would have had to generate additional earnings of $68,103, $111,955 and $7,710, respectively, to achieve coverage of 1:1 in these periods